File No. 70-09183

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                        PRE-EFFECTIVE AMENDMENT NO. 1 TO

                                    FORM U-1

                           APPLICATION AND DECLARATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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                                  HOLDCO, INC.
                           CENTRAL MAINE POWER COMPANY
                                 83 Edison Drive
                              Augusta, Maine 04336
           ----------------------------------------------------------
                  (Name of companies filing this statement and
                     address of principal executive offices)

                                      None
           ----------------------------------------------------------
                     (Name of top registered holding company
                     parent of each applicant or declarant)

                                  HoldCo, Inc.
                           Central Maine Power Company
                                c/o Anne M. Pare
                         Corporate Counsel and Secretary
                           Central Maine Power Company
                                 83 Edison Drive
                              Augusta, Maine 04336
           ----------------------------------------------------------
                     (Name and address of agent for service)


                  The Commission is requested to mail copies of
                   all orders, notices and communications to:


                         E. Ellsworth McMeen, III, Esq.
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                          New York, New York 10019-4513

     The Form U-1 Application and Declaration in this proceeding, originally filed with the Commission on March 4, 1998, is hereby amended and restated to read as follows:

     Pursuant to Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935 (the "1935 Act"), HoldCo, Inc., a Maine corporation ("Holding Company"), hereby applies for the approval of the Securities and Exchange Commission (the "Commission") to acquire all of the issued and outstanding shares of common stock of Central Maine Power Company ("Central Maine"), a Maine corporation, and, indirectly, of its utility subsidiaries. The acquisition will be accomplished through the merger of a corporation that, when formed, will be a wholly-owned subsidiary of Holding Company incorporated in Maine ("Merger-
Sub"), with and into Central Maine. In addition, Holding Company and Central Maine hereby apply pursuant to Section 3(a)(1) of the 1935 Act for an order exempting Holding Company and Central Maine from all provisions of the 1935 Act (except for Section 9(a)(2) thereof).

Item 1 DESCRIPTION OF THE PROPOSED TRANSACTION

A.   Parties to the Transaction

     Holding Company has been and Merger-Sub will be incorporated under the laws of Maine for the purpose of carrying out the proposed transactions described in this application. Holding Company currently is a direct, wholly-owned subsidiary of Central Maine, and, upon formation, Merger-Sub will be a direct,

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wholly-owned  subsidiary of Holding Company.  Holding Company does not currently own any utility assets and currently is not a "public utility company" or a "holding company" within the meaning of the 1935 Act. Upon its formation, Merger-Sub will not own any utility assets and will not be a "public utility company" or a "holding company" within the meaning of the 1935 Act.

     Central Maine is an investor-owned Maine public utility incorporated in 1905. Central Maine is primarily engaged in the business of generating, purchasing, transmitting, distributing and selling electric energy for the benefit of retail customers in southern and central Maine and wholesale customers, principally other utilities. Its principal executive offices are located at 83 Edison Drive, Augusta, Maine 04336. Central Maine is currently a public utility holding company exempt from regulation under the 1935 Act (except for Section 9(a)(2) thereof) by reason of the annual exemption statements filed by it pursuant to Rule 2 under the 1935 Act. Central Maine currently has three subsidiaries that are public utility companies within the meaning of the 1935
Act: Maine Electric Power Company, Inc. ("MEPCo"), in which Central Maine owns a 78.3% interest; Aroostook Valley Electric Company ("AVEC"), a wholly-owned subsidiary of Central Maine; and NORVARCO, also a wholly-owned subsidiary of Central Maine.1

--------

     1 Each of these companies will remain subsidiaries of Central Maine. A description of each follows:

     (a) MEPCo. MEPCo is a public utility organized in 1966, in which Bangor Hydro-Electric Company ("Bangor Hydro") and Maine Public Service Company hold the remaining voting stock. MEPCo owns and operates a 345-kV transmission interconnection between Wiscasset, Maine and the Maine-New Brunswick international border at Orient, Maine, where its line connects with the portion of the interconnection constructed in the province of New Brunswick, Canada, by The New Brunswick Power Corporation ("New Brunswick Power"). MEPCo also owns and operates certain equipment, including microwave communication facilities, in connection with the Hydro-Quebec Phase II ("Phase II") project described below. Although MEPCo's transmission line interconnects with New Brunswick Power's transmission line, neither Central Maine nor any of its utility subsidiaries make any retail sales of electric power in Canada, nor have they ever made any such sales.

     (b) AVEC. AVEC owns and operates a 31-MW wood-fired generating plant in Fort Fairfield, Maine, the output of which is sold to Central Maine. As mentioned below, Central Maine has agreed to sell its interest in AVEC.

     (c) NORVARCO. NORVARCO is one of two general partners with 50 percent interests in Chester SVC Partnership, a general partnership which owns a static var compensator facility (the "SVC Facility") located in Chester, Maine, adjacent to MEPCo's 345-kV transmission interconnection with New Brunswick, Canada. The SVC Facility provides necessary transmission system reinforcements that support the Phase II transmission line expansion constructed for New England Hydro-Transmission Corporation in New Hampshire and that allow the Phase II facilities and the MEPCo transmission line to operate at their maximum capabilities simultaneously.


     Central Maine also owns a 38% common stock interest in Maine Yankee Atomic Power Company ("Maine Yankee"), which owns the Maine Yankee nuclear electric generating plant in Wiscasset, Maine. The Maine Yankee plant is not currently operating. On August 6, 1997, the board of directors of Maine Yankee voted to permanently shut down and begin to decommission the Maine Yankee plant. Therefore, Maine Yankee is no longer a "public utility" under the 1935 Act.

     Central Maine is the largest electric utility in Maine. It serves approximately 528,000 customers in its 11,000 square- mile service area in southern and central Maine. Central Maine had $954 million in consolidated electric operating revenues in 1997 (reflecting consolidation of financial statements with MEPCo).

     The electric properties of Central Maine form a single integrated system which is connected at 345 kilovolts and 115 kilovolts with the lines of Public Service Company of New Hampshire ("PSNH") at the southerly end and at 115 kilovolts with Bangor Hydro at the northerly end of Central Maine's system. Central Maine's system is also connected with the system of New Brunswick Power and of Bangor Hydro through the 345-kilovolt interconnection constructed by MEPCo.

     Central Maine has interests in 31 hydroelectric generating stations with an estimated net capability of 373 megawatts. Central Maine also operates two oil-fired steam-electric generating stations, William F. Wyman Station in Yarmouth, Maine, of which Central Maine's entitlement is 594 megawatts, and Mason Station in Wiscasset, Maine, with 145 megawatts of generating capacity. Central Maine also has internal combustion generating facilities with an estimated aggregate net capability of 42 megawatts.

     Central Maine has direct or indirect ownership interests in five nuclear generating facilities in New England. The largest is a 38 percent common stock interest in Maine Yankee, which owns a nuclear generating plant in Wiscasset, Maine, that has been permanently shut down since August 6, 1997. In addition, Central Maine owns a 9.5 percent common stock interest in Yankee Atomic Electric Company, which has permanently shut down its plant located in Rowe, Massachusetts, a 6 percent common stock interest in Connecticut Yankee Atomic Power Company, which has permanently shut down its plant in Haddam, Connecticut, and a 4 percent common stock interest in Vermont Yankee Nuclear Power Corporation, which owns a plant in Vernon, Vermont. In addition, pursuant to a joint ownership agreement, Central Maine has a 2.5 percent direct ownership interest in the Millstone 3 nuclear unit in Waterford, Connecticut, which has been off-line for regulatory reasons since March 31, 1996.

     On April 28, 1997, Central Maine announced a plan to seek proposals for the purchase of its generating assets and, as part of an auction process, received final bids on December 10, 1997. On January 6, 1998, Central Maine announced that it had reached agreement to sell all of its hydro, fossil and biomass generating assets with a combined generating capacity of 1,185 megawatts to an affiliate of Florida-based FPL Group, the winning bidder in the auction process.

     The hydropower assets to be included in the sale represent approximately 373 megawatts of generating capacity. Central Maine's interest in the fossil-fueled generating assets included in the sale is 781 megawatts. The sole biomass plant is the 31-megawatt unit in Fort Fairfield, Maine, owned by AVEC.

     In addition, as part of its agreement with FPL Group, Central Maine entered into energy buy-back agreements to assist in fulfilling its obligation to supply its customers with power until March 1, 2000, the date when retail consumers in Maine will be able to choose their electricity provider. See Section B, below, for a discussion of Maine's new electric utility restructuring statute.

     Central Maine's interests in the power entitlements from approximately 50 purchased-power agreements with non-utility generators representing approximately 488 megawatts and its interests in the five nuclear generating facilities described above are not included in the sale.

     The sale is subject to various closing conditions, including the approval of state and federal regulatory agencies.

     On November 12, 1997, Central Maine and New York State Electric & Gas Corporation ("NYSEG") entered into an agreement to form a limited liability company ("CMP Gas Company") for the purpose of constructing, owning and operating a natural gas distribution business to provide gas distribution and related services to customers in Maine. CMP Gas Company will be owned equally by a new Holding Company subsidiary and NYSEG or its affiliate. Prior to commercial operation, an Application on Form U-1 with respect to CMP Gas Company will be filed.

     Central Maine's unregulated subsidiaries are engaged in activities designed to capitalize on core competencies of the Central Maine system. Descriptions of these unregulated subsidiaries follow:

     (a) CMP International Consultants ("CMPI") provides consulting, planning, training and project management services to foreign and domestic utilities and government agencies in various aspects of utility operations and utility support services and has divisions which provide (i) information and research services and related consulting and (ii) engineering, environmental, licensing and other technical services;

     (b) Central Securities Corporation ("Central") and Cumberland Securities Corporation ("Cumberland") both own real estate located in Central Maine's service area;

     (c) Kennebec Hydro Resources, Inc. ("Kennebec Hydro") is the general partner with a 50 percent interest in The Merimil Limited Partnership (the limited partners of which are not affiliates of Central Maine), which owns the Lockwood Hydroelectric Project, a qualifying facility located in Waterville, Maine;

     (d) MaineCom Services ("MaineCom") develops fiber-optic data service for bulk carriers, provides other telecommunications services, and holds direct or indirect voting interests in various entities that are in the business of developing a fiber-optics network in New England;2

     (e)  TeleSmart  provides   collections  and  related  accounts   receivable
     management services and has a division which collects charged-off accounts;

     (f) The Union Water-Power Company ("Union Water") (i) provides river facilities management, including the management of dams, reservoirs, fishways and oxygenation facilities, (ii) provides utility support services such as underground facility locating, infrared photography and workorder ticket management, (iii) provides real estate management, development and leasing, and land and modular housing sales, and (iv) owns 25% of the voting stock of Androscoggin Reservoir Company (the remainder of the voting stock is owned by PSNH and three paper companies), which owns a storage reservoir and dam on the Androscoggin River and owns real estate and other facilities at Aziscohos Dam in northwestern Maine that it leases to a qualifying facility;

     (g) Kennebec Water Power Company ("Kennebec Water"), in which Central Maine owns a 24.8% equity interest, operates a business regulating the flow of the Kennebec River and owns storage dams at the East and West Outlets of Moosehead Lake in Maine;3 and

     (h) the Gulf Island Pond Oxygenation Project ("GIPOP"), a Maine general partnership in which Central Maine owns a 14% partnership interest (the other three partners of which are

--------

     2 On April 29, 1998, Central Maine petitioned the MPUC for authority to reorganize these various entities into a simpler corporate structure. MaineCom will remain a subsidiary of Central Maine or Holding Company regardless of the outcome of this petition.

     3 Effective January 1, 1995, Union Water, through a joint operating agreement with Kennebec Water, assumed a large part of Kennebec Water's river flow responsibilities with respect to the Kennebec River.

     paper companies), owns an oxygenation facility at Gulf Island Pond on the Androscoggin River at Greene, Maine, which is operated by Union Water under an operating agreement with GIPOP.

     The current corporate structure is shown in Appendix A attached hereto.4

     The following table shows electric operating revenues of each of Central Maine's public utility subsidiaries for the year ended December 31, 1997, both actual and as adjusted to eliminate sales to Central Maine (Central Maine sales have been adjusted to eliminate sales to such subsidiaries), and both in total dollars and as a percentage of the system's consolidated electric operating revenue:
                   (Dollars in thousands)
                           Actual                          Adjusted
                           ------                          --------

MEPCO            $  24,473           2.5%       $  10,080             1.1%
NORVARCO                 4            0.0               4              0.0
AVEC                 8,567            0.9               0              0.0
   Sub Total        33,044            3.4          10,084              1.1
Central Maine      944,389           96.6         944,096             98.9
     TOTAL         977,433          100.0         954,180            100.0

Additionally, Maine Yankee had revenues of $238,586,000 in 1997 (during a portion of which Maine Yankee was a public utility). The total revenue of all of Central Maine's non-utility subsidiaries and affiliates other than Maine Yankee for the year ended December 31, 1997 was $21,238,000.

--------

     4 Central Maine's interests in Kennebec Hydro and GIPOP are included in the proposed sale of generating assets to the FPL Group affiliate. Central Maine has offered for sale its interest in Kennebec Water. If Central Maine does not receive an acceptable bid for this interest, it will be retained by Central Maine, and will not be transferred to Holding Company.

     Central Maine is subject to the regulatory authority of the Maine Public Utilities Commission (the "MPUC") as to retail rates, accounting, service standards, territory served, the issuance of securities maturing more than one year after the date of issuance, certification of generation and transmission projects and various other matters. The MPUC also regulates, in some respects, MEPCO, NORVARCO, AVEC, Maine Yankee and MaineCom. Central Maine is also subject to the jurisdiction of the Federal Energy Regulatory Commission ("FERC") under Parts I, II and III of the Federal Power Act for some phases of its business, including licensing of its hydroelectric stations, accounting, rates relating to wholesale sales and to interstate transmission and sales of energy and certain other matters.

     B. Regulatory Background

     On May 29, 1997, the Governor of Maine signed into law a bill enacted by the Maine Legislature that will restructure the electric utility industry in
Maine by March 1, 2000. The principal restructuring provisions of the legislation provide for customers to have direct retail access to generation services and for deregulation of competitive electricity providers, commencing March 1, 2000, with transmission and distribution companies continuing to be regulated by the MPUC. By that date, investor-owned utilities are required to divest all generation assets and generation-related business activities, with two major exceptions: (1) non-utility generator contracts with qualifying facilities and contracts with demand-side management or conservation providers, brokers or hosts; and (2) ownership interests in nuclear power facilities. However, the MPUC can require Central Maine to divest its interest in Maine Yankee on or after January 1, 2009 (a provision that was enacted prior to the permanent shutdown of the Maine Yankee plant on August 6, 1997, and was premised on the expiration of Maine Yankee's operating license for the plant in 2008). The bill also requires investor-owned utilities, after February 29, 2000, to sell their rights to the capacity and energy from the purchased-power contracts that had not previously been divested pursuant to the legislation, with certain minor exceptions. As noted in Section A above, Central Maine has entered into an agreement to divest certain of its generation assets.

     C. Reorganization of Central Maine

     Central Maine proposes to form a holding company structure pursuant to an Agreement and Plan of Merger to be entered into among Central Maine, Holding Company and Merger-Sub (the "Plan of Merger"), a form of which is filed as Exhibit B-1 hereto. Under the terms of the Plan of Merger, Merger-Sub would be merged with and into Central Maine (the "Merger"). Pursuant to the Plan of Merger, each issued and outstanding share of Central Maine common stock, par value $5 per share ("Central Maine Common Stock"), would be automatically changed and converted into one share of Holding Company common stock, par value $5 per share ("Holding Company Common Stock"). Each issued and outstanding share of Central Maine Dividend Series Preferred Stock, par value $100 per share ("Central Maine Dividend Series Preferred Stock") and Central Maine 6% Preferred Stock, par value

$100 per share ("Central Maine 6% Preferred Stock", and together with Central Maine Dividend Series Preferred Stock, "Central Maine Preferred Stock"), as well as debt securities of Central Maine, will not be affected by the Plan of Merger and will remain shares and securities of Central Maine, as the surviving corporation of the Merger. The shares of Holding Company Common Stock owned by Central Maine prior to the Merger will be cancelled. The outstanding shares of Merger-Sub common stock will automatically be converted into a number of shares of Central Maine Common Stock equal to the number of shares of Central Maine Common Stock outstanding prior to the Merger. Upon consummation of the Merger, each person that held shares of Central Maine Common Stock immediately before the Merger would hold an equal number of shares of Holding Company Common Stock, and Holding Company would hold all of the issued and outstanding shares of Central Maine Common Stock. Except for any differences in shareholders' rights under the Holding Company's charter, as compared to Central Maine's charter, the Merger will have no significant effect on the holders of Central Maine Common Stock; their interest and investment will change in form only and not in substance.5

     Concurrently with the Merger, or shortly thereafter, Central Maine will transfer its existing equity interests in CMPI, MaineCom, TeleSmart and Union Water by dividending the

--------

     5 Such differences are discussed in Central Maine's proxy statement, relating to this restructuring, prepared for Central Maine's annual meeting of shareholders, which was held on May 21, 1998.

stock it holds in those entities to the Holding Company. All such transactions, including the Merger, are referred to herein as the "Reorganization." Additionally, shortly after the Reorganization, other companies may possibly be formed. These include (i) EnerMark, which will be a wholly-owned non-utility subsidiary of Holding Company created to provide power supply planning and procurement and energy portfolio management services to Central Maine until the commencement of retail competition in Maine in March 2000 and to engage in retail sales and marketing as soon as permitted in northeastern states with retail access, including Maine beginning on March 1, 2000, (ii) CMP Gas Company, and (iii) a wholly-owned corporate subsidiary of the Holding Company created to hold a membership interest in CMP Gas Company.

     The corporate structure after the Reorganization, including the possible formation of these other companies, is shown in Appendix A attached hereto.

     Prior to the Reorganization, Holding Company will apply to have its common stock listed on the New York Stock Exchange, Inc. ("NYSE"). Upon consummation of the Reorganization, Holding Company Common Stock will be listed and traded on the NYSE, and Central Maine Common Stock will cease to be listed on the NYSE. Additionally, Holding Company will be required to file reports with the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "1934 Act").

     The consummation of the Merger pursuant to the Plan of Merger is subject to a number of conditions. One condition is approval of the Reorganization by the Commission under Sections

9(a)(2) and 10 of the 1935 Act and the granting by the Commission of an exemption to Holding Company and Central Maine under Section 3(a)(1) of the 1935 Act as requested by this application. The Plan of Merger is subject to approval by the affirmative vote of a majority of the outstanding shares of Central Maine Common Stock and Central Maine 6% Preferred Stock, voting together as a single class, and a majority of the outstanding shares of Central Maine Common Stock voting separately. At Central Maine's Annual Meeting of Shareholders held on May 21, 1998, Central Maine's shareholders approved the Plan of Merger. The Reorganization is also subject to approval by the MPUC, the FERC, the Nuclear Regulatory Commission (the "NRC") and, possibly, the Connecticut Department of Public Utility Control ("Connecticut DPUC").6 On May 1, 1998, the MPUC granted its approval of the Reorganization in Phase I of the Maine proceeding. This approval in Phase I of the proceeding is sufficient to close the Reorganization. The issues in Phase II, which relate to the creation of EnerMark and the approval of the services agreements, are currenly being addressed in that proceeding. Applications for approval of the Reorganization have been filed with the FERC and the NRC.

     Central Maine and Holding Company have filed with the Commission a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "1933 Act"), a copy of which is filed as Exhibit C-1 hereto. The Registration Statement was declared effective by the

--------

     6 Approval or waiver by the Connecticut DPUC may be required due to Central Maine's ownership of a 2.5% interest in the Millstone No. 3 nuclear unit.

Commission on April 13, 1998. The Proxy Statement and Prospectus contained in the Registration Statement has been filed for the purpose of (i) registering the shares of Holding Company Common Stock to be issued in exchange for Central Maine Common Stock pursuant to the Merger and (ii) complying with the requirements of the 1934 Act in connection with the solicitation of proxies of shareholders of Central Maine Common Stock and Central Maine 6% Preferred Stock.

     The effective time of the Merger will be the date of filing of Articles of Merger with the Secretary of State of the State of Maine, pursuant to the Maine Business Corporation Act, or at some other time within 60 days of such filing, as specified in the Articles of Merger. Holding Company and Central Maine expect to consummate the Reorganization as soon as possible after all regulatory approvals and other conditions precedent contained in the Plan of Merger have been fulfilled.

     D. Purpose and Anticipated Effects of the Reorganization

     The principal purpose of the Reorganization is to gain long-term advantages through increased management and financial flexibility that will better position Central Maine to operate in a changing business and regulatory environment by allowing it to take advantage of emerging non-utility business opportunities that are related to Central Maine's core business while maintaining the principal business focus on its core transmission and distribution business. In addition, the clearer separation of Central Maine's core utility business from non-utility enterprises achieved by making Holding Company, rather than

Central Maine, the parent of Central Maine's non-utility subsidiaries will better segregate the operations, risks and costs associated with these non-utility businesses from those involved in providing utility service and provide greater financial flexibility in pursuing non-utility business opportunities. As noted above, the recent changes in the Maine regulatory structure require Central Maine to divest itself of its generation assets. The Reorganization will aid Central Maine in dealing with the changes in its business this will bring about. The flexibility provided by the holding company structure permit more easily the establishment of a broad base of income generation from related unregulated business activities that could enhance the overall strength of Central Maine's enterprises for its customers and shareholders.

     An additional consideration exists for the Reorganization. As of March 1, 2000, Central Maine, as a transmission and distribution utility, will be prohibited from selling electric energy to retail customers. Any retail sales of electricity must be done through a separate corporate affiliate of Central Maine that is licensed by the MPUC for that purpose. The new restructuring statute contains numerous specific standards of conduct governing the conduct of a transmission and distribution utility and its affiliated electricity provider and requires the MPUC to adopt rules to implement the standards. Because of numerous constraints imposed by the standards of conduct on dealings between a transmission and distribution utility and its marketing affiliate, Central Maine determined that a holding company form of organization in which the holding company, rather than Central Maine, is the parent company of the marketing affiliate was required to facilitate compliance with the standards.

     The Reorganization will have no effect, adverse or otherwise, upon the electric utility operations of Central Maine, MEPCo, AVEC or NORVARCO. The Reorganization will cause no real change in ownership of Central Maine, MEPCo, AVEC or NORVARCO and, by itself, will not result in a transfer or acquisition of any utility asset.7 Following the Reorganization, Central Maine's core utility business will continue to be the principal business focus of the combined enterprise and of efforts to operate a financially sound and growing business whose objective will be to provide service effectively and efficiently.

     Although the system's utility operations will not be affected, Central Maine believes that a number of benefits will result from the Reorganization. Central Maine's adoption of a holding company corporate structure will allow Central Maine's affiliates to participate more easily in non-utility businesses and to compete with non-regulated companies in providing energy-related services. Central Maine believes that diversified earnings from existing non-utility businesses and proposed new business activities will mitigate the limitations inherent in engaging solely in the transmission and distribution business.

--------

     7 As noted in Section A, above, Central Maine has agreed to sell its interest in AVEC, including AVEC's 31 megawatt biomass plant. This sale, in response to the Maine restructuring law, is occurring separate from the Reorganization.

By engaging in several complementary businesses with different, but acceptable, risk exposures and business cycles, the risks resulting from operating in a single regulated business will be reduced and opportunities for earnings growth will be created. A lower risk profile for the utility business and the potential for improved and more stable earnings offered by an expanded business base could result in a better position in the capital markets and lower capital costs, enhancing the overall financial strength of the new organization. And, by operating such businesses in the proposed holding company structure, Central Maine will be insulated from the performance of unregulated businesses.

     There are additional benefits to the holding company structure. By more clearly separating utility operations from non-utility enterprises, the new corporate structure will afford financial flexibility that will permit the use of financing techniques that are more directly suited to the requirements, characteristics and risks of particular non-utility operations without affecting the capital structure or creditworthiness of Central Maine. By separating the operations of regulated and unregulated businesses, the holding company structure also provides a better structure for regulators to assure that there is no cross-subsidization of costs or transfer of business risk from unregulated to regulated lines of business, and provides legal protection against the imposition of liability on regulated utilities for the results of unregulated business activities. In addition, a holding company structure is preferred by the investment community because it is easier to analyze and value the individual lines of business of an organization with such a structure.

     Because of these benefits, the holding company structure is a highly desirable form of conducting regulated and unregulated businesses within the same corporate group.

         E.       Additional Information

     No associate company or affiliate of Holding Company or Central Maine, or any affiliate of any associate company of Holding Company or Central Maine, has any direct or indirect material interest in the proposed transaction except as stated herein.

     For further information, reference is made to the financial statements and other information in Exhibits G-1 through G-4 hereto.

Item 2 FEES, COMMISSION AND EXPENSES

     The fees, commission and expenses to be paid or incurred by Holding Company and Central Maine in connection with the Reorganization, including the solicitation of proxies, 1933 Act registration and other related matters are estimated as follows:

Commission filing fee relating to the
Registration Statement on Form S-4...........$181,010.16
New York Stock Exchange Listing Fee..........*
Auditors' Fees...............................*
Legal Fees...................................*
Proxy Solicitation...........................*
Stock Certificates...........................*
Miscellaneous................................*
         TOTAL...............................*

* To be filed by amendment

Item 3 APPLICABLE STATUTORY PROVISIONS

     The following sections of the 1935 Act are directly or indirectly applicable to the proposed transaction: Sections 3(a)(1), 9(a)(2) and 10.

     A.   Approval of the Reorganization under Section 9(a)(2)

     Section 9(a)(2) makes it unlawful, without approval of the Commission under
Section 10, "for any person ... to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate ... of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." By virtue of the proposed transaction, Holding Company will own, directly or indirectly, more than 5% of the outstanding voting securities of four "public utility companies" -- Central Maine, MEPCo, AVEC and NORVARCO -- thus becoming an affiliate of Central Maine, MEPCo, AVEC and NORVARCO. Therefore, Section 9(a)(2) requires approval by the Commission of the proposed transaction under Section 10. The relevant standards under Section 10 are set forth in Section 10(b), 10(c) and 10(f). Holding Company and Central Maine believe that the proposed transaction meets the requirements of Sections 9(a)(2) and 10.

          1.   Section 10(b)

     Section 10(b) provides that the Commission shall approve an acquisition unless:

          (1) such acquisition will tend towards interlocking relations or the concentration of control of public- utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

          (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

          (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

Central Maine and Holding Company respectfully submit that an adverse decision should not be made under any of these paragraphs.

     a. Section 10(b)(1)

     In order to reject an application based on an adverse finding under Section 10(b)(1), the Commission must find that control is "of a kind or to an extent detrimental to the public interest or the interest of investors or consumers." The Reorganization merely involves the formation of a holding company over Central Maine and its subsidiaries. The relationship between Central Maine, MEPCo, AVEC or NORVARCO, the public utility companies in the existing holding company system, will not be changed as a result of the Reorganization, and the Reorganization will not involve the acquisition of any utility assets not already owned by Central Maine or its public utility subsidiaries. The Reorganization will not affect the utility operations of Central Maine, MEPCo, AVEC or NORVARCO. Consequently, the Reorganization should not, within the meaning of Section 10(b)(1), be deemed to "tend towards interlocking relations . . . of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers."

     While there may be certain common directors and officers of Holding Company and the public utility subsidiaries, these relations normally exist in public utility holding company systems among affiliated and associated companies, and will not be detrimental to the public interest or the interest of investors or consumers. See CIPSCO Inc., Holding Co. Act Release No. 25152, 47 SEC Docket 174 (Sept. 18, 1990).

     Similarly, the Reorganization should not, within the meaning of Section 10(b)(1), be deemed to tend towards any "concentration of control of public-utility companies" that might be detrimental to the public interest, consumers or investors. The Reorganization will not involve the acquisition of any utility assets not already owned by Central Maine or its public utility subsidiaries and "will therefore have no effect on the concentration of control of public utility companies." Wisconsin Energy Corp., Holding Co. Act Release No. 24267, 37 SEC Docket 296, 300 (Dec. 18, 1986).

     b. Section  10(b)(2)

     Section 10(b)(2) of the 1935 Act requires the Commission to determine whether the consideration in connection with a proposed acquisition of securities is reasonable and bears a fair relation to the investment in and earning capacity of the utility assets underlying the securities being acquired. As discussed above, the Reorganization will involve the merger of

Merger-Sub, a subsidiary of Holding Company, with and into Central Maine, the result of which will effectively convert each share of Central Maine Common Stock into a share of Holding Company Common Stock. Because the proportion of each shareholder's ownership will be unchanged, the consideration is fair and reasonable. See Wisconsin Energy Corp., supra.

     An estimate of the fees and expenses to be paid in connection with the Reorganization is stated in Item 2 above. Such fees and expenses will be reasonable and customary for a transaction of this kind and will not be material when measured against Central Maine's consolidated book value or the earning capacity of its assets.

                  c.       Section 10(b)(3)

     Section 10(b)(3) of the 1935 Act requires the Commission to determine whether the transaction will unduly complicate the capital structure of the holding company system, or will be detrimental to the public, investors or consumers. No such effect will result from the Reorganization.

     The Reorganization will not involve the creation of any ownership interests other than those necessary to maintain the basic corporate relationships of the holding company system to be established. Pursuant to the Reorganization,
Holding Company will acquire all of the Central Maine Common Stock, and the existing debt of Central Maine and the Central Maine Preferred Stock will be unaffected. The Central Maine 6% Preferred Stock will remain voting stock in Central Maine, thereby preserving the preferred holders' investment in Central Maine's transmission and distribution assets. It is consistent with Commission precedent for a transaction to result in a voting preferred stock interest remaining in the utility subsidiary of a holding company. See Union Electric Co., Holding Co. Act Release No. 18368, 4 SEC Docket 89 (April 10, 1974) (acquisition by exempt holding company of all common stock, but not of voting preferred stock, of electric and gas utility "warrants no adverse findings under Section 10(b)(3)"); Illinois Power Co., Holding Co. Act Release No. 16574 (Jan. 2, 1970) (same). As is the case currently, control of the system will remain in the hands of the existing holders of Central Maine Common Stock, who will become the common shareholders of Holding Company. Consequently, as the Commission has found in similar circumstances, the Reorganization will not result in any complexity of capital structure contrary to Section 10(b)(3). See, e.g., CIPSCO Inc., supra; Wisconsin Energy Corp., supra.

     2.   Section 10(c)

     The relevant provisions of Section 10(c) of the 1935 Act state that the Commission shall not approve:

     (1) an acquisition of securities or utility assets, or of any other interest, which is . . . detrimental to the carrying out of the provisions of Section 11; or

     (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system.

Central Maine and Holding Company respectfully submit that an adverse decision should not be made under either of these paragraphs.

     a.   Section 10(c)(1)

     Section   10(c)(1)   prohibits  an  acquisition  of  securities   which  is
"detrimental to the carrying out of the provisions of Section 11." For the purposes of the Commission's review of a proposed holding company formation, the relevant provision of Section 11 is Section 11(b)(2), which requires the Commission to find that "the corporate structure . . . of any company in the holding company system does not unduly or unnecessarily complicate the structure
 . . . of such holding company system." In that connection, "[t]he Commission has construed this requirement, in the context of the formation of a new holding company over an existing public utility, to mean that the structural change must result in significant benefits to the holding company system." CIPSCO Inc., 47 SEC Docket at 178.

     As discussed above in Section D of Item 1, the holding company structure resulting from the proposed reorganization will yield significant benefits. The management and financial flexibility provided by the Reorganization will allow Central Maine's affiliates to be more competitive in unregulated non- utility businesses. Additionally, the clearer separation of Central Maine's core utility business from non-utility enterprises under a holding company structure will better segregate the financial and legal risks associated with the non- utility businesses from those involved in providing utility service, provide greater financial flexibility for non-utility businesses, aid regulators in assuring that there is no cross- subsidization of costs or business risk, and aid the investment community in analyzing and valuing individual lines of business. In cases involving similar corporate reorganizations, the Commission has held that the existence of these kinds of potential benefits satisfies the statutory standard of Section 10(c)(1). See, e.g., Energy East Corp., Holding Co. Act Release No. 26834 (March 4, 1998); Atlanta Gas Light Company, Holding Co. Act Release No. 26482, 61 SEC Docket 1057 (March 5, 1996); SIGCORP, Inc., Holding Co. Act Release No. 26431, 60 SEC Docket 90 (December 14, 1995); PP&L Resources, Inc., Holding Co. Act Release No. 26248, 58 SEC Docket 2634 (Mar. 10, 1995); CIPSCO Inc., supra; Wisconsin Energy Corp., supra.

     b.   Section 10(c)(2)

     Under Section 10(c)(2), the Commission must find that the Reorganization tends towards the economical and efficient development of Central Maine's integrated public utility system. Holding Company and Central Maine respectfully submit that such standard is met in this case.

     (i)  Economies and Efficiencies

     A number of economies and efficiencies will result from the holding company structure. A number of these benefits are referred to in Section D of Item 1, above. Most importantly, however, the holding company structure will permit a more efficient way to take advantage of competitive opportunities in the electric utility industry. By separating the unregulated business activities of Central Maine from the regulated utility operations, unregulated subsidiaries of Holding Company can avoid the delays and uncertainties associated with utility regulation. As a result, these subsidiaries may be able to compete more effectively in the marketplace.

     While increasing the ability of the system to take advantage of unregulated opportunities, the holding company structure also protects Central Maine ratepayers and security holders from the associated risks by allowing unregulated businesses to be conducted through subsidiaries of Holding Company separated from Central Maine. "The insulation of the utility businesses . . . from any risks of diversification and the resulting lower costs should tend toward more efficient and economical operation of the utility businesses . . ." CIPSCO Inc., 47 SEC Docket at 180. See also WPL Holdings, Inc., Holding Co. Act Release No. 25377, 49 SEC Docket 1255 (Sep. 18, 1991).

     The holding company structure will also increase financial flexibility. The new corporate structure will permit the use of financing techniques that are more directly suited to the requirements, characteristics and risks of particular non- utility businesses generally without affecting the creditworthiness of Central Maine. The ability to access different capital markets quickly with a broad range of financial instruments and maturities will allow a financing to be tailored to the type of investment being made on the most attractive possible terms, taking into account the appropriate capitalization ratio for a particular subsidiary. Financial flexibility is necessary to ensure that alternative financing strategies are available to Holding Company and its non-utility subsidiaries since different types of investments and their attendant ownership structures, cash flows, tax considerations and risks require different financing techniques to optimize the economic benefit of the investment.

     In previous similar cases, the Commission has found that similar financial and organizational benefits can satisfy the requirements of Section 10(c)(2). See KU Energy Corp., supra.; WPL Holdings, Inc., supra; CIPSCO Inc., supra.

     (ii) Integrated Public Utility System

     The electric utility system of Central Maine, MEPCo, AVEC and NORVARCO is presently "integrated" within the meaning of Section 2(a)(29) of the 1935 Act and will remain so after the Reorganization.

     The standards that must be met for an electric utility system to be integrated within the meaning of Section 2(a)(29) of the 1935 Act are:

     (1) the utility assets are to be physically interconnected or capable of physical interconnection and under normal conditions may be economically operated as a single interconnected and coordinated system;

     (2) the operations of the system are confined to a single area or region, that is not so large as to impair the advantages of localized management, efficient operation, and the effectiveness of regulation.

The Reorganization will not affect the physical interconnection of the utility system. Similarly, the area of operations of the system will not be affected by the Reorganization and will continue to be confined to a single area in Maine that is not so large as to impair the advantages of continuing localized management, efficient operation and effective regulation. Consequently, the standards of Section 10(c)(2) are satisfied.

     3.   Section 10(f)

     Section 10(f) provides that "[t]he Commission shall not approve any acquisition . . . under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11."

     The Reorganization is conditioned on full compliance with the laws of Maine. The MPUC has determined that the Reorganization is consistent with Maine law. See Exhibit D-2 hereto. Finally, the Reorganization will be consummated in compliance with all other applicable Maine laws.

     B.   The Exemption under Section 3(a)(1)

     Section 3(a)(1) of the 1935 Act is also applicable. Upon consummation of the Reorganization, Holding Company will become a "holding company" for purposes of the 1935 Act because of its ownership interests in Central Maine, MEPCo, AVEC and NORVARCO, all of which are "public utility companies" under the 1935 Act. Additionally, Central Maine will remain a "holding company" because of its continued interest in MEPCo, AVEC and NORVARCO. Consequently, in order to avoid becoming registered holding companies under the 1935 Act, in this application, Holding Company and Central Maine have requested that the

Commission, by order, grant them exemptions pursuant to Section 3(a)(1) of the 1935 Act. For the following reasons, Holding Company and Central Maine believe that each of them meets the requirements for such an exemption.

     Section 3(a)(1) of the 1935 Act makes available an exemption from all of the provisions of the 1935 Act (except for Section 9(a)(2) thereof) to a "holding company" if "such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominately intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized." Both Holding Company and Central Maine, and their public utility subsidiaries, currently are, and will continue to be, predominantly intrastate in character and will continue to carry on their business substantially in Maine, the state in which they are all organized. Of $954,176,000 in total revenues from electric operations in 1997, Central Maine and its utility subsidiaries derived $929,610,000, or 97%, from sources in Maine, while only $24,566,000, or 3%, were from operations outside of Maine, principally electric energy sold at wholesale outside of Maine or at the state line. Additionally, of the consolidated Central Maine system's $1,040,492,000 in net utility assets (net electric plant in service) in 1997, $971,809,000, or 93%, were Maine assets, while the remaining $68,683,000, or 7%, were assets of the Millstone plant in Connecticut. Furthermore, only one of

Central Maine's approximately 528,000 retail customers is located outside of Maine (a New Hampshire governmental agency).

     Under Section 3(a) of the 1935 Act, if an applicant satisfies the objective requirements for an exemption, the applicant shall be granted the exemption "unless and except insofar as [the Commission] finds the exemption detrimental to the public interest or the interest of investors or consumers." Holding Company and Central Maine believe that the proposed Reorganization and the granting of an exemption will not be detrimental in any respect to the public interest or the interest of investors or consumers. Furthermore, the Reorganization has been submitted to the MPUC for approval, and the MPUC will review the Reorganization pursuant to its jurisdiction under Maine law. The Commission has relied upon the public policy decisions of state public utility commissions when granting approval of restructuring transactions. See, e.g., KU Energy Corp., supra; CIPSCO Inc., supra. Moreover, Central Maine will continue to be regulated under the utility laws of the State of Maine. Therefore, the Commission should find that sufficient safeguards exist under State law to ensure that no potential adverse consequences would occur as a result of the Reorganization.

Item 4 REGULATORY APPROVAL

     The Reorganization requires the approval of the MPUC, the FERC, the NRC, and possibly the Connecticut DPUC. Central Maine filed an application with the MPUC, a copy of which is attached hereto as Exhibit D-1, and a copy of the MPUC order in

Phase I pursuant thereto is attached hereto as Exhibit D-2. As noted above, Phase II of the MPUC case is proceeding. Central Maine has filed an application with the FERC, a copy of which is attached hereto as Exhibit D-3. A copy of the final FERC order pursuant thereto will be filed as Exhibit D-4 by amendment hereto. Central Maine has filed an application with the NRC, a copy of which is attached hereto as Exhibit D-5. A copy of the final NRC order pursuant thereto will be filed as Exhibit D-6 by amendment hereto. Central Maine will, if necessary, file an application for approval or waiver with the Connecticut DPUC, a copy of which will be filed by amendment hereto. If approval or waiver by the Connecticut DPUC is applied for, a copy of the final Connecticut DPUC order pursuant thereto will be filed by amendment hereto. Other than such enumerated approvals and the approval of the Commission hereunder, no other regulatory approvals are required for the Reorganization.

Item 5 PROCEDURE

     Central Maine and Holding Company hereby request that there be no hearing on this application and that the Commission issue its order as soon as practicable after the filing hereof. The Commission is respectfully requested to issue and publish the requisite notice under Rule 23 with respect to the filing of this application not later than June 12, 1998, such notice to specify a date not later than July 7, 1998, by which comments may be entered and a date not later than July 10, 1998, as the date after which an order of the Commission granting and permitting this application to become effective may be entered by the Commission. A form of Notice is filed herewith as Exhibit H-1.

     Without prejudice to its right to modify the same if a hearing should be ordered on this application, Central Maine and Holding Company hereby make the following specifications required by paragraph (b) of Item 5 of Form U-1:

     1. There should not be a recommended decision by a hearing officer or any other responsible officer of the Commission.

     2. There should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective.

     3. Both Holding Company and Central Maine consent to the Division of Investment Management assisting in the preparation of the Commission's decision or order in this matter, unless such Division opposes this application.

     It is requested that the Commission send copies of all communications to Central Maine and Holding Company as follows:

                  HoldCo, Inc.
                  Central Maine Power Company
                  c/o Anne M. Pare
                  Corporate Counsel and Secretary
                  Central Maine Power Company
                  83 Edison Drive
                  Augusta, Maine 04336

                  with a concurrent copy to:

                  E. Ellsworth McMeen, III, Esq.
                  LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                  125 West 55th Street
                  New York, NY  10019-4513

Item 6   EXHIBITS AND FINANCIAL STATEMENTS

NO.     DESCRIPTION                           METHOD OF FILING

A-1     Draft  Articles  of  Incorporation    Incorporated herein by reference
        of  Holding  Company  to be in        to Appendix II to Pre-effective
        effect on the effective date.         Amendment No. 1 to Form S-4 filed
                                              by Central Maine on April 10, 1998
                                              (File No. 333-49677)

A-2     Draft By-Laws of Holding Company      Incorporated herein by reference
        to be in  effect on the effective     to Appendix III to Pre-effective
        date.                                 Amendment No. 1 to Form S-4 filed
                                              by Central Maine on April 10, 1998
                                              (File No. 333-49677)

A-3     Articles of  Incorporation            Incorporated  herein by reference
        of Central Maine,  as amended.        to the Form 10-K for the year
                                              ended December 31, 1992 filed by
                                              Central Maine (File No. 1-5139)

A-4     By-Laws of Central Maine,             Previously filed.

B-1     Draft Agreement and Plan of           Previously filed.
        Merger.

C-1     Registration Statement of             Incorporated herein  by reference
        Holding Company on Form S-4           to the Pre-effective Amendment
        relating to the shares of             No. 1 to Form S-4 filed by Central
        Holding Company Common Stock to       Maine on April 10, 1998
        be issued in connection with the      (File No. 333-49677)
        Merger.

D-1     MPUC Application dated                Previously filed.
        December 8, 1997.

D-2     Order of the MPUC.                    Filed herewith.

D-3     Application for FERC                  Filed herewith.
        authorization under Section 203
        of the Federal Power Act.

D-4     Order of the FERC.                    To be filed by amendment.

D-5     Request for NRC Consent under         Filed herewith.
        Section 184 of the Atomic Energy
        Act and 10 C.F.R. ss.ss. 50.80.

D-6     Order of the NRC.                     To be filed by amendment.

E-1     Map showing service territory of      To be filed by amendment.
        Central Maine.

F-1     Preliminary  opinion of  counsel.     To be filed by amendment.

F-2     "Past-tense" opinion of counsel.      To be filed by amendment.

G-1     Consolidated Balance Sheet of         Incorporated herein by reference
        Central Maine as of December 31,      to the Form 10-K for the year
        1997 and Consolidated  Statements     ended December 31, 1997 filed by
        of Earnings, Cash Flows,              Central Maine (File No. 1-5139)
        Capitalization and Interim
        Financing and Changes in Common
        Stock Investment for the three
        fiscal years ended  December 31,
        1997.

G-2     Consolidated Balance Sheet as         Incorporated herein by reference
        of March 31, 1998 and 1997 and        to the Form 10-Q for the three
        Consolidated Statements of            months ended March 31, 1998 filed
        Earnings and Cash Flows for the       by Central Maine (File No. 1-5139)
        three months ended March 31,
        1998 and 1997

G-3     Pro forma Consolidated Balance        Not applicable.
        Sheets, Statements of Income and
        Retained Earnings giving effect
        to the Reorganization.

G-4     Form U-3A-2,  "Statement of           Incorporated herein by reference
        Holding Company Claiming              to the Form U-3A-2 dated February
        Exemption under Rule U-3A-2           27, 1998 filed by Central Maine
        from the Provisions of the Public     (File No. 69-198)
        Utility Holding Company Act of
        1935," dated February 27, 1998,
        filed by Central Maine

G-5     Financial Data Schedule.              Previously filed.

H-1     Form of Notice.                       Previously filed.


Item 7 INFORMATION AS TO ENVIRONMENTAL EFFECTS

     None of the matters that are the subject of this application and declaration involves a "major federal action" nor do any of them "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this application will not result in changes in the operation of the company that will have an impact on the environment. Neither Central Maine nor Holding Company are aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this application.

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this application and declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Date: June 11, 1998                         HOLDCO, INC.


                                             By:  /s/ Anne M. Pare
                                                -----------------------------
                                                Name:  Anne M. Pare
                                                Title:  Treasurer, Corporate
                                                        Counsel and
                                                        Secretary


Date: June 11, 1998                         CENTRAL MAINE POWER COMPANY


                                             By:  /s/ Anne M. Pare
                                                -----------------------------
                                                Name:  Anne M. Pare
                                                Title:  Corporate Counsel and
                                                        Secretary

                                   APPENDIX A

                Current and Post-Reorganization Corporate Charts



                           CURRENT ORGANIZATION CHART

                                       CMP
                                        |
                                        |
                                        |
      ------------------------------------------------------------------------------------------------------------------------
      |          |              |                   |             |        |          |           |                |         |
      |          |              |                   |             |        |          |           |                |         |
      |          |              |                   |             |        |          |           |                |         |
78.3% |          |              |                   |             |        |          |           |                |         |
    MEPCO     NOVARCO     Maine Yankee  38%      Central          |    Cumberland    CMPI      MaineCom       Telesmart   Union
             50% |        Yankee Atomic 9.5%    Securities        |    Securities                                         Water
                 |        Ct. Yankee    6%                        |
              Chester     Vt. Yankee    4%                        |
                                                                  |
                                                                  |
                                                                  |
                                                                  |
                                              (offered for sale)  |
                                           ----------------------------------------
                                           |           |            |             |
                                           |           |            |             |
                                           |           |       24.8%|          14%|
                                         AVEC       Kennebec     Kennebec       GIPOP
                                                     Hydro        Water


                PROPOSED POST-REORGANIZATION CORPORATE STRUCTURE




                                 Holding Company
                                     |
                                     |
                                     |
                                     |
   --------------------------------------------------------------------------
   |        |              |              |             |       |           |
   |        |              |              |             |       |           |
   |      CMPI        MaineCom       TeleSmart        Union    EnerMark     GasCo
   |                                                  Water                 |
  CMP                                                                    50%|
   |                                                                        |
   |                                                                       CMP
   |                                                                      Gasco
   |
   |
   |
   |
   |
   --------------------------------------------------------------------------------------------
      |          |           |             |         |        |       |         |             |
      |          |           |             |         |        |       |         |             |
78.3% |          |        38%|         9.5%|       6%|      4%|       |         |             |
    MEPCO     NOVARCO      Maine        Yankee       Ct.      Vt.     |       Central      Cumberland
                 |         Yankee       Atomic     Yankee   Yankee    |      Securities    Securities
                 |                                                    |
              50%|                                                    |
              Chester                                                 |
                                                                      |
                                                                      |
                                                                      |
                                                 (offered for sale)   |
                                                 -----------------------------------
                                                 |          |           |          |
                                                 |          |           |          |
                                                 |          |      24.8%|       14%|
                                               AVEC      Kennebec    Kennebec   GIPOP
                                                           Hydro       Water
